UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of December 2016

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Item 1:	Form 6-K dated December 9, 2016 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated:	December 9, 2016

Item 1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Representation of Mr. Cyrus P. Mistry under Section 169(4) of the Companies Act, 2013

December 9, 2016, Mumbai: This is with further reference to our filing dated November 29, 2016 enclosing the Notice dated November 23, 2016 for the Extraordinary General Meeting (EGM) of the Company scheduled to be held on Thursday, December 22, 2016 at 3:00 p.m. at Yashwantrao Chavan Prathisthan Auditorium, Y. B. Chavan Centre, General Jagannath Bhosle Marg, Next to Sachivalaya Gymkhana, Mumbai 400021 to consider, inter alia, the Resolution for removal of Mr Cyrus P Mistry as Director of the Company.

Pursuant to Section 169(4) of the Companies Act, 2013, the Company has received a representation from Mr Cyrus P Mistry with a request that the same be circulated to the members of the Company. Reproduced below is a copy of the communication being dispatched to the Company’s members alongwith the said Representation. The same is also available on the Company’s website, www.tatamotors.com.

This is for the information of the Exchanges and members.

Registered Office : Bombay House, 24, Homi Mody Street, Mumbai-400001

Tel:+912266658282. Fax:+912266657799. Email:inv_rel@tatamotors.com Website:www.tatamotors.com

CIN-L28920MH1945PLC004520

December 9, 2016

Dear Members,

Sub: Representation of Mr. Cyrus P. Mistry under Section 169(4) of the Companies Act, 2013

This has reference to the Notice dated November 23, 2016 convening the Extraordinary General Meeting (EGM) of the Company on the requisition of Tata Sons Limited, which holds 26.51% of the voting capital of the Company.

The EGM is scheduled to be held on Thursday, December 22, 2016 at 3:00 p.m. at Yashwantrao Chavan Prathisthan Auditorium, Y. B. Chavan Centre, General Jagannath Bhosle Marg, Next to Sachivalaya Gymkhana, Mumbai 400021, amongst other things, to consider the resolution for removal of Mr. Cyrus P. Mistry as Director of the Company.

Pursuant to Section 169(4) of the Companies Act, 2013, Mr. Cyrus P. Mistry has sent his representation in writing to the Company requesting the Company to circulate the representation to the members of the Company. Accordingly, please find enclosed the representation of Mr. Mistry. Copy of the representation is also available on the website of the Company at www.tatamotors.com.

Mr. Mistry has also provided a separate compilation of documents with an index and pagination in support of the statements made in the representation. Mr. Mistry has stated that documents that are appropriate could be provided to the Members for inspection. Accordingly, the documents that are relevant to the Company, appropriate and permissible are made available for inspection by the Members at the Registered Office of the Company between 10:00 a.m. to 1:00 p.m. on any working day of the Company up to the date of the EGM. The said documents will also be made available for inspection at the venue of the EGM.

The Company, the Board of Directors and its officers have not verified the statements made in the said representation or documents provided by Mr. Cyrus P. Mistry and do not take responsibility for the same.

Thanking you,

Yours sincerely,

Tata Motors Limited

H K Sethna

Company Secretary

The Board of Directors	December 5, 2016

Tata Motors Ltd.

Bombay House

24, Homi Mody Street

Mumbai - 400 001, INDIA

Re: Representation under Section 169 of the Companies Act, 2013

Dear Sir / Madam,

I refer to the special notice (“Special Notice”) moved by Tata Sons Limited (“Tata Sons”), seeking to remove me from the office of Director of the Company, on the sole premise of my removal from the Chairmanship of Tata Sons, which was illegal to begin with.

Pursuant to Section 169(4), I am entitled to make a representation in writing to the shareholders of the Company. This letter in its entirety, together with the enclosed document (“Annexure Statement”) is my representation (“Representation”). Please have this circulated to all shareholders.

You have adequate time to circulate this to shareholders both in physical as well as electronic form. I have taken the effort of providing the Representation well in time. It is important for you to disseminate this Representation so that shareholders are able to take an informed decision.

I enclose documentary support for all my statements set out in the representation in a separate compilation with an index and pagination. Please appropriately provide this to members as documents available for inspection for them to take an informed view on the resolution circulated pursuant to the Special Notice.

Yours sincerely,

Cyrus P Mistry

INDEX: Annexure Statement
REPRESENTATION UNDER SECTION 169 OF THE COMPANIES ACT, 2013. IN RESPECT OF SPECIAL NOTICE FOR REMOVAL OF MR. CYRUS P. MISTRY AS DIRECTOR

Foreword

1.

It is not often that you as shareholders would have received either a special notice for removal of a director (“Special Notice”) or a representation from the director concerned. We indeed live in unique times. In the ordinary course, one would not expect a representation about a proposal to remove a director when the controlling shareholder seeks to do so. But this extraordinary general meeting has been called in extraordinary circumstances. It is my duty to place before you a full perspective of facts and factors that are in play.

2.

I am not addressing this letter to you as shareholders alone, but as key stakeholders in an institution that has been an integral part of the industrial and socio-economic development of India. At the outset, I cannot help note that this is a critical juncture in the history of the Tata Group, a group founded by people of noble intention, nurtured and tended to by men and women of great vision, setting up institutions along the way that have come to define India and her development.

3.	Our Founder’s words resonate with all of us who are a part of the Tata Group:

“In a free enterprise, the community is not just another stakeholder in business, but is in fact the very purpose of its existence.”

4.

Jamsetji Tata and his sons Sir Dorabji Tata and Sir Ratan Tata were visionary leaders who thought beyond the present, envisioning a future for a stronger India. They truly built not only an industrial empire but were the force behind the Tata Group building institutions such as the Indian Institute of Science, The Tata Institute of Fundamental Research, The Tata Institute of Social Sciences and the Tata Memorial Hospital. Their actions and legacy outlive them individually, and have benefitted India for a century and beyond.

5.

The Tata Group today has over 660,000 committed employees and over 4 million shareholders. All our stakeholders are tied together by a belief in the institution and the values it stands for, as articulated by our Founders. Today I am going to ask you to take a view on the future of the Tata Group that goes beyond immediate commercial interests. Today, I urge you to do the right thing, to draw on your strength of character, to effect reform, and to ensure transparency of governance in order to protect an institution we all, and indeed all in this nation, cherish.

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My Appointment:

6.

My family’s relationship with the Tata Group goes back nearly 75 years. This relationship was further cemented by a significant stake in Tata Sons over the past 50 years. Our association has so far been a matter of great pride. On a personal note, I have served on the boards of multiple Tata operating companies, and since August 2006, on the Tata Sons Board. Neither my family nor I have thought that our ownership of a substantial equity stake in Tata Sons gave us a special position in the Tata Group.

7.

In 2010, I was placed on the Selection Committee, which was then conducting a search for a replacement to Mr. Ratan Tata as Group Chairman. After an unsuccessful initial exploration, both Mr. Ratan Tata and his close personal friend, one Lord Kumar Bhattacharya approached me individually to be a candidate to chair Tata Sons. After giving it some thought, I politely declined. Between the businesses that I had built and those where I had engineered turnarounds, there was enough to give me a sense of satisfaction as well as challenge. However, as the search progressed, despite interviewing several global leaders, the Selection Committee was unable to locate a suitable candidate. I was again asked to reconsider. After consulting my family, and on being assured by Mr. Ratan Tata that I would be given a free hand, I accepted in the broader interests of the Tata Group.

8.

I had then been somewhat aware of the business challenges and opportunities created by the acquisition spree that had come to define the Tata Group’s proximate history before my entry. However, this view as a Tata Sons director had not exposed me to the gravity of the threats to which the Tata Group was exposed. On a deeper understanding of the challenges, my resolve only got stronger.

9.

I was determined to make the Tata Group stronger and resilient to endure future challenges. I did not join the Tata Group to craft a personal image for myself. I did not give any interviews to the press, but instead, used my time to communicate widely to the internal community that mattered to me the most – the 660,000 employees of the Tata Group, who toil to build and maintain the good name of the Tata Brand. I wanted to set an example by being an accessible Chairman for the employees rather than for the media to help build a manicured stature. My focus was on reinforcing the institutional brand “Tata”. All my actions as Chairman, as well as my actions since I was abruptly removed on October 24, 2016, have been driven by this objective: building the Tata Group as an institution that endures, and protecting the Tata Group from threats from without and within.

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10.

Towards this end, it became evident to me that the Tata Group needs the highest norms of corporate governance – something beyond just the imagery that the name evokes and something that is truly institutionalized with rigour and discipline. That approach faces a severe challenge from the complex inter-relationships between the Tata Trusts and Tata Sons, and between Tata Sons and Tata Group companies, such as your Company. Governance failure at any of these three levels poses the most serious risk to the future of the wonderful institution of the Tata Group.

11.

These past four years have been highly satisfying and rewarding. None of what we achieved would have been possible but for the tireless efforts of Tata Group’s devoted employees and other stakeholders, whose commitment to values, business ethics and integrity, is truly remarkable. None of what I speak of in this representation in relation to the breakdown of corporate governance is attributable to this Team Tata. The “Tata Values” that Tata Group employees hold close, deserve special protection from the breakdown of value systems at the leadership level. It is the interest of these committed employees and stakeholders that is at stake. It is for them that the breakdown in governance needs repair.

Strategy:

12.

When I took charge, I was an “outsider” to the inner workings of the Tata Group despite being no stranger. Before I took office as Executive Chairman, the Board of Tata Sons had a majority of “insiders” – individuals who had served for long in Tata Group companies. When I took over, due to a variety of factors, ranging from the retirement of individuals, strategic induction of fresh minds, and new company law requirements, there was a marked shift in the composition of the Tata Sons Board. Therefore, most of the directors of Tata Sons too were “outsiders”.

13.

Prior to any group-level strategy development and consequent portfolio decisions, I felt a need to understand and assess the strategies of individual companies including your Company. It soon became apparent that much of the Tata Group’s capital was locked down in five “hot spots” which were dragging down performance. These put the entire Tata Group to risk and needed tackling on a war footing.

14.

It was evident early on that our strategic risk management processes were not mature and robust. Our decisions affect not just shareholders, but every stakeholder, most vitally, employees and their families. I am proud to say that today some of our companies have in place the best enterprise risk management systems.

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15.	A mission and vision statement for the Tata Group was developed and unveiled in July 2014. It would guide the strategy and provide a roadmap until 2025.

The Mission (why we exist), was formulated as:

“To improve the quality of life of the communities we serve globally through long term stakeholder value creation based on Leadership with Trust”.

The Vision (a dream with a deadline), was:

“25% of the world’s population will experience the Tata commitment to improving the quality of life of customers and communities. As a result, Tata will be amongst the 25 most admired corporate and employer brands globally, with a market capitalization comparable to the 25 most valuable companies in the world.”

16.

Our strategy could not be only about repairing the “hot spots”. We simultaneously had to future-proof the Tata Group with outstanding performance – companies such as TCS, JLR, Titan, Voltas and others, which were leaders in their chosen markets. We started down the journey of unraveling group company cross-holdings, the first of which was Titan. We invested in growth platforms to move closer to the customer and sought to create non-cyclical businesses particularly in the consumer products sector and financial services. We also seeded next generation businesses in the digital and healthcare space such as Tata Cliq, Tata IQ and Tata Health. Our investment in growth over the last three years was in excess of USD 25 billion across the Tata Group, substantially met from internal cash generation.

17.

The enormity of the task at hand required a re-think of the Tata Group-level strategic leadership structure to enable the operating companies including your Company to harness the full potential of being part of the Tata Group. I hired, from internal and external human resources, those I believed were the best people in domains such as business development, corporate affairs, ethics, brand protection, human resources, strategy, and technology management to create the Group Executive Council (“GEC”). The GEC was available on call to all operating companies who desired their assistance.

18.

The GEC was not a “super board” as some have made out, but was an enabling think-tank to support management teams. It was always clear that the Managing Director of an operating company reported to the Board and Chairman of that company, ensuring no confusion in accountability for performance. We created another forum with wider participation called the Group Strategy and Policy Forum (“GSPF”). Here, we deliberated policy framework with CEOs of the Tata Group companies before rolling out, to ensure alignment and practicality of implementation.

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19.

The special retirement benefit plan (“SRB”) for senior management had been created in the 1990s when salary levels in the Tata Group were very low. As salaries got aligned to market levels, this plan had the potential to create a substantial future liability, without being oriented to performance. Besides, it only covered CEOs and executive directors. We rolled out Long Term Incentive Plan guidelines, that many companies are in the process of adopting, covering a wider range of members in the leadership team, and aligning them with a framework of value creation with focus on sustainable and profitable growth.

20.

In the latter part of 2014, we introduced a Governance Guidelines Framework which was developed with input from over 40 stakeholders, including many independent directors. I believe this is one of the finest documents reflecting changes in the regulatory environment for corporate governance, benchmarked against global best practices. It covered role and responsibility of the Board, independent directors and the Chairman. It helped define a charter of responsibility for the various Board sub-committees. Most importantly, it set out the process for evaluation of the Board, its Chairman and other directors, which played a big role in board effectiveness. In line with my desire to improve the quality of Board deliberations, I refined the Tata Business Excellence Model for evaluation, which would give Boards an independent reflection of the Company’s performance on multiple parameters, with particular importance attached to strategy deployment. The identified strategic imperatives then became part of the Board agenda for the year.

21.

For the Tata Group, Corporate Social Responsibility cannot be divorced from the very fabric of every Tata employee’s involvement. The Tata Group companies have had a long history of positively impacting the communities we served – be it in Jamshedpur, Pune, Mithapur, Mundra or others. Many companies went beyond the immediate communities and adopted causes aligned to their interests. We felt that the Tata Group could play a role in catalysing and bringing to scale some of these initiatives across companies.

22.

The first was Tata Strive three years ago where we provided vocational training to approximately 30,000 people. We believed that for the future of India, imparting skills to the young people entering the work force was critical. A team of dedicated individuals developed content for training, aligned to employability. Our vision was to impact vocational training of over half a million people annually.

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We also created Tata Engage, a successful volunteering platform. Over a span of three years, we scaled up volunteering, to contribute over a million man-hours last year, placing us in the global top 10 corporate volunteering programmes – a testament to the commitment of our Tata Family. With Tata Lead, our diversity initiative, we aspire to have 1,000 women leaders in the Tata Group by 2020.

23.

I do not intend to burden you with how your Company performed and what we did with your Company, among other Tata Group companies that I chaired. A lot of it is already in the public domain. You may want to see a snapshot of the highlights kept at www.cyrusforgovernance.com/highlights.

Structure:

24.

Tata Sons, a core investment company, is the promoter of Tata Group companies including your Company. About 66% of the share capital of Tata Sons is held by Tata Trusts. The Tata Trusts are “public charitable trusts”. The beneficiaries of these public charitable trusts are the general public of India. These trusts are not family trusts as one normally thinks of trusts carrying a family name.

•

Since these trusts are solely for the benefit of the general public of India, they enjoy many exemptions under law including exemptions from tax. The role, functions and actions of the trustees of public charitable trusts are governed by special law. In the absence of an appropriate governance structure and ethical behaviour of trustees, it would become an inherent obligation of the government to remedy and repair breakdown in the governance of such trusts. Therefore, in managing trust property, the conduct of trustees who oversee the properties and functions of public charitable trusts has to be of the highest order.

25.

The governance of the Tata Trusts is even more sacrosanct. The very future of the Tata Group lies in how the trustees govern the Tata Trusts, since the main trust property is the holding of shares in Tata Sons. Trustees are required to discharge their fiduciary duties by applying their minds to matters before them, questioning, testing, debating, checking and balancing. The conferment of all decision making power in one man or a “high command” among them is unethical, improper and a breach of trust. It is critical that serious decisions of severe magnitude and consequence are not taken whimsically, without much thought, or for unstated collateral objectives. It is necessary to have a strong method of checks and balances in the trustees’ decisions, particularly if decisions they take could indirectly give them personal benefits.

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26.

Likewise, if the trustees were to start managing the business, overstepping the entire governance structure in Tata Sons (which, as a core investment company regulated by the Reserve Bank of India, is required to have its own corporate governance standards), the trustees would jeopardize their legal status including tax exemptions, and thereby put to risk the very future of the Tata Group. The ethical conduct by trustees has to be beyond doubt.

“Therefore, the very vision of the Founders could be under threat unless governance of the Tata Trusts is reformed and subjected to a compliant and transparent process of checks and balances.”

27.

Equally, the listed companies in the Tata Group have a majority public shareholding in the hands of thousands of shareholders and other stakeholders, all of whom are again, members of the public. Their interests need to be to be protected by the Boards of Directors of the respective companies.

28.

Therefore, a Corporate Governance Framework that reconciles the need for a transparent, ethical and legally compliant governance of the Tata Group operating companies in the best interests of all stakeholders, and the need for governance of Tata Trusts in a manner that does not risk the very purpose of their existence, is critical.

29.

Originally, under company law, voting rights attached to shares of any company held in trust were vested in the hands of a “public trustee”, a government-appointed official. Therefore, the governance of Tata Sons by trustees of Tata Trusts was subject to the voting power being exercised by an authority of government in view of the public interest involved. Even the public trustee could not get involved in the day-to-day management of the company concerned. In the year 2000, company law was amended to enable trustees under the relevant trust deeds to exercise the voting rights themselves. This change led to a shift of immense power from the public trustee to the hands of the trustees of Tata Trusts, bringing with it the corresponding obligation of such trustees to be immensely responsible, and indeed ethical, in their own conduct.

30.

The Articles of Association of Tata Sons provide a right to the Tata Trusts to nominate one-third of directors of the Tata Sons Board (“Trustee-Nominated Directors”). These Trustee-Nominated Directors had a special veto right – the power to say “no” to any decision of the Tata Sons Board. After I took charge as Executive Chairman, the Articles of Association of Tata Sons were further modified to ensure that certain decisions relating to operating companies of the Tata Group were mandatorily placed

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before the Tata Sons Board. Through this mechanism, individuals of competence could apply their minds in taking decisions on the Tata Sons Board in the best interests of Tata Sons. The Tata trusts would draw comfort from individuals of their choice who would be involved in decision-making and benefit from their deliberations and from the input of the independent directors of Tata Sons. This would enable them to protect the value of the trust property viz. the shares of Tata Sons held by them in trust.

Erosion of Governance:

31.

However, over time, this position got abused. Mr. Ratan Tata, 78, former Chairman, Tata Sons and Mr. N.A. Soonawala, 81, former Vice-Chairman of Tata Sons, in their capacity as trustees of Tata Trusts took the veto rights of the Trustee-Nominated Directors as their entitlement to dictate to these directors how Tata Sons should conduct itself. They interpreted the Articles of Association to mean that they could call for information and seek discussions on any subject they considered material. In the view of these trustees, the Board of Tata Sons was answerable to them and through the Trustee-Nominated Directors, they could not only call for such information but also dictate what decisions must be taken by Tata Sons.

32.

The Trustee-Nominated Directors too were not only looking over their shoulder for approval from Mr. Tata and Mr. Soonawala. They were also used merely as an agency of indirect control by these trustees. Among other instances, control by these trustees can be seen from them:-

•

directly seeking information about not only Tata Sons but also about individual Tata Group companies – in one case, they decided to take umbrage for an acquisition in line with strategy already approved by the Tata Sons Board with the full consent of the Trustee-Nominated Directors;

•

dictating decisions on starting a new business – the starting of two aviation ventures at the instance of Mr. Ratan Tata and purchases of the joint venture partner’s shares within two years at a 100% pre-money equity valuation in a loss-making company. Despite the issues in, and concerns surrounding Air Asia, the Board of Directors of Tata Sons, at its meeting held on November 17 2016 (which I had not attended and sought leave of absence), appears to have unanimously approved the full investment of USD 25 million, which was on hold due to the findings / recommendations of the auditors.

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•	dictating to the Tata Sons Board how the Trustee-Nominated Directors must comment on and amend minutes of Tata Sons Board Meetings; and

•	getting involved in day-to-day businesses of listed Tata Group companies – Mr. N.A. Soonawala wanted to conduct discussions with management and merchant bankers to dictate transaction structures.

33.

Such conduct posted a serious moral hazard apart from a real legal risk to the very foundation of the Tata Group, exposing the trustees, the directors and management of Tata Sons as indeed the directors and management of the Tata Group operating companies to risk of violating the need-to-know principle under securities regulations for sharing unpublished price sensitive information. In recent weeks, a company promoted by a recently-inducted Tata Sons director has been penalized by the securities regulator for violating this very need-to-know principle.

Governance Breakdown:

34.

On October 24, 2016, at the scheduled Board Meeting, without any prior notice, I was purported to have been replaced by Mr. Ratan Tata, with him taking the title of “Interim Chairman”. Under the Articles of Association, a Selection Committee must be formed for removal and replacement of the Chairman. None was formed. The Tata Group retirement policy prohibiting directors above 75 years of age, initiated at the instance of Mr. Ratan Tata, was repealed to bring in Mr. Ratan Tata, now approaching 79. In the history of Tata Sons this was not the first disruption of the retirement policy for Mr. Ratan Tata’s benefit. The GEC too was disbanded overnight without notice.

35.

Just two months before this Board Meeting, three new directors had been inducted into the Tata Sons Board, two of them, at the personal request of Mr. Ratan Tata in his capacity as shareholder of Tata Sons. This undermined the role of the Nomination & Remuneration Committee (“NRC”) of Tata Sons. In good faith, in deference to Mr. Ratan Tata, I did not seriously object. My team prepared an orientation programme for these new directors to get a hang of the complex expanse of the Tata Group. This was scheduled for November 2, 2016 and November 15, 2016. But even before that, these three directors, who had attended but one other Board Meeting, voted their judgement on my four-year tenure to replace me with Mr. Ratan Tata. At the Board Meeting, one of them said to me that the illegal replacement (illegal, because it was contrary to law and the Articles of Association) had been blessed by opinions of retired Supreme Court judges and senior counsel. I was promised copies. Till date, none have materialized.

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36.

The NRC of Tata Sons had lauded my performance as Executive Chairman on June 28, 2016 and recommended a hike in remuneration for me and the GEC. This had been unanimously accepted by the Tata Sons Board.

37.

Since then, I have been subjected to false and selective leaks, insinuations and innuendo about why the Tata Sons’ directors would have lost confidence in an Executive Chairman. A public statement was made, letters were written to the Prime Minister and to all employees, stakeholders and CEOs of Tata Group companies. No reasons were given. I am told that at a meeting of CEOs of Tata Group companies Mr. Ratan Tata was asked by a CEO why I was removed as Executive Chairman. Mr. Ratan Tata is reported to have replied that “the answer will probably go with me to my grave”. Therefore, the impression sought to be created was that there was something unspeakable underlying his inexplicable and unreasonable conduct. More importantly, the signal was that Mr. Ratan Tata had an absolute right to do as he willed without having to explain himself to anyone.

38.

I wrote a confidential email to 16 individuals – directors on the Tata Sons Board and trustees of Tata Trusts – expressing my thoughts on what they had just done. This mail became available to the media, and indeed made news. Without basis, the Special Notice that seeks to remove me as a director of your Company insinuates that the leakage may be attributable to me. Having staged a coup without reasons, straws are now being clutched at to manufacture reasons.

39.

The Special Notice to remove me as director of your Company has been issued pursuant to and as a consequence of these actions of Tata Sons. The notice does not contain even a whisper of a reason for my replacement at Tata Sons as Executive Chairman with Mr. Ratan Tata. In the same vein of injuring my reputation, the Special Notice alludes to “a combination of several factors” for my removal, but no factor is actually referred to. The Special Notice also alludes to the “collective wisdom” of Tata Sons seeking my removal, which is said to be “absolutely necessary for the future success of the Tata group”. One wonders if there was any “wisdom” at all, whether collective or otherwise, in deciding that:

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•	the Selection Committee need not be formed although required by the Articles of Association;

•	the recent appraisal by the NRC and the Board lauding my performance may be ignored;

•	appraisal of my performance by nearly 50 independent directors across various Tata Group company Boards including your Company be ignored; and

•	no reason at all need be given.

40.	While two Tata Sons directors abstained, the directors who voted for my replacement with Mr. Ratan Tata were:

•	three newly-inducted directors who have had just one other Board Meeting to their credit; and

•	three Trustee-Nominated directors who were merely the agency of control by Tata Trusts,

demonstrating lack of independent judgement, and disregard of their fiduciary duty, betraying the confidence reposed in them by stakeholders.

Flagrant Widespread Breakdown:

41.	Since then, a flagrant disregard for governance and blatant penchant for misconduct has been demonstrated – just some examples:

•

Tata Sons General Counsel pressuring Tata Motors Company Secretary to circulate an unsigned legal opinion from a law firm that is advising Tata Sons, to gag the independent directors from expressing any view on my performance as Chairman of Tata Motors;

•	Tata Consultancy Services informing stock exchanges that its Chairman stood replaced at the request of Tata Sons without either calling a Board Meeting or passing a circular resolution of the Board;

•	Tata Sons General Counsel threatening legal action against a member of the disbanded GEC for airing his opinion on the unfair conduct by Tata Sons – contrary to current jurisprudence on the subject;

•

Key managerial personnel of Tata Chemicals being asked to stage a mutiny against their Board, with a signature campaign against a potential independent view being expressed by independent directors, with an incentive that those who signed would be “protected by their promoter”;

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•

Continued treatment of a director on Tata Global Beverages and Tata Steel Boards as an “independent director” despite being the spouse of a newly-inducted Trustee-Nominated Director of Tata Sons, who was also promptly made a trustee of Tata Trusts;

•	Attempting to repeat at the Tata Global Beverages Board, the cloak-and-dagger conduct practised at the Tata Sons Board and disseminating false information to stock exchanges;

•

Seven days after the Tata Global Beverages Board Meeting, conveniently reporting that the audio-video recording of the meeting had broken down, thereby nullifying a record of proceedings – only to be followed by an acknowledgement of illegality by seeking to re-conduct the business of replacing me as Chairman, by circular resolution;

•

Tata Steel Board passing a circular resolution for change of Chairman of a Board Meeting, minutes before a pre-scheduled Board Meeting. In parallel, The Guardian, a newspaper in the UK carrying a report with extensive quotes from one Lord Kumar Bhattacharya, who has no position in the Tata Group other than being a close confidant of Mr. Ratan Tata that Tata Steel would remain committed to the UK for at least a decade more;

•

Mr. Nusli Wadia, a director on three Tata Group companies being sought to be removed as director for having spoken up against such misconduct and misgovernance (termed, “anti-Tata activity”), to intimidate other independent directors of all companies;

•

Undermining the authority of a listed Tata Group company – Tata Motors was close to finalizing for the first time, a productivity-based agreement with labour unions. Mr. Ratan Tata called the labour unions and asked their union leaders for their public support and in return undermined the introduction of the incentive linked to productivity. The union leaders were paraded before the waiting media and Tata Motors did not get the benefit of a key work reform measure.

Way Forward:

42.

What is the way forward from here? It is for you to decide if such nature and quality of governance is acceptable to you in the oversight of your Company’s operations. Necessarily, the governance framework needs urgent repair. This cannot happen in isolation at the level of your Company. For the long-term interests of the Tata Group to be protected and for the interests of all stakeholders to be secured, Governance Reform is a must at the level of Tata Sons, and even more importantly, at the level of Tata Trusts.

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43.

Without Governance Reform, without checks and balances and without accountability for conduct of the trustees, serious value erosion for you as members of your Company is inexorable. There is a crying need to reclaim the glory of the Tata Group.

44.

I have treated Mr. Ratan Tata with the respect and dignity that he can command. Indeed, a retired chairman can always feel that his “legacy” is under threat. But a retired chairman can also move on without feeling insecure about his legacy and have the emotional stature to know that what was once a right decision at one point in time may not be a right decision at another point in time. Acknowledging that change is a constant in the dynamic business world and gearing up to adapt to change is what business leadership is made of.

45.

I have made this representation with a sense of pride in what I have done in the past four years, putting out of my mind, the unfairness I have recently experienced at the Tata Sons Board. Your Company has no reason to be swayed by the conduct of Tata Sons. Tata Sons does not guarantee any financial assistance for your Company. In fact, your Company has done its best to help Tata Sons retain its equity ownership.

46.

The Tata brand will remain valuable only so long as the conduct of the Tata Group is consistent with what the values that the brand stands for. Your Company pays a royalty to Tata Sons for use of the Tata brand. Inherent in this arrangement is a premise that the Tata Trusts would conduct themselves in a manner that enables Tata Sons to retain the sheen of the Tata brand by living the values, ethics and morals that the brand stands for.

47.	During the last month many have asked me:

What is the end game? What is the solution? What do I want? Let me say, this never was about me.

The entire Tata Group, as indeed your Company, is now at an inflection point. The world is looking at us. Governments, Indian and foreign, employees, Indian and foreign, corporates, Indian and foreign, indeed entire societies and industries are watching us.

The actions we collectively take now, is what will define the Tata Group’s future.

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48.

At the heart of the sustainability of the Tata Group is Governance Reform, throughout the institution. This would mean the Government ensuring the working of the Tata Trusts, which are public charitable trusts, the property of the people of India, have a defined, transparent governance structure. People who have been complicit or have enabled ethical and legal transgressions or have demonstrated a blatant disregard for good governance should not be allowed continue. The governance charter across the Tata Group including the holding and operating companies requires repair to conform to company law and global best pra tices viz. protection of interests of all stakeholders, including minority shareholder The governance of Tata Trusts has to become more accountable, transparent and the moral high ground that has been lost needs to be reclaimed.

49.	It is at such times that it would be worth remembering our Founding Father. The Times of India had this to say at the demise of Jamsetji Tata:

“He was not a man who cared to bask in the public eye. He disliked public gatherings, he did not care for making speeches, his sturdy strength of character prevented from fawning on any man, however great, for he himself was great in his own way, greater than most people realised. He sought no honour and he claimed no privilege, but the advancement of India and her myriad peoples was with him an abiding passion.”

50.

If I have been critical of past decisions, it was not to apportion blame but in an effort to redeem the future. My attempt to bring about reform was attempted to be cut short on October 24, 2016. But I have said this before - the individual is irrelevant in the larger scheme of things. The movement to reform cannot and will not be arrested. The Tata Group is no one’s personal fiefdom: it does not belong to any individual, not to the trustees of Tata Trusts, not to the Tata Sons directors, and not to the directors of the operating companies. It belongs to all the stakeholders, including every one of you.

I therefore urge all you to think beyond the here and now. I urge you to have your voice heard loud and clear. I ask you to be a part of defining the future.

Cyrus P Mistry

[December 5, 2016]

YOUR SUPPORT MATTERS. Visit www.cyrusforgovernance.com for more details.

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Tata Motors Ltd. (TML)

Background

Passenger Cars

1.

During the last four years, the market has become significantly competitive, with over 5 MNCs launching over 50 new products. In this time, TML has launched only 2 new products, the Bolt and Zest, which were an evolution of the past design language. Other models such as the Manza, Vista and Safari Storme were seen as only facelifts.

2.	The existing product pipeline needed a great deal of work, to ensure we had aspirational products going into the future.

3.

Apart from the product portfolio issues, TML suffered from issues relating to quality and service responsiveness, all having an adverse impact on the Brand. In this period, major new players strengthened their position with re-engineered products specifically designed for the Indian market.

4.	Lastly, we had some legacy passenger car product lines which had a large negative contribution and suffered from large discounts in the market place, further eroding market share and brand perception

Commercial Vehicles

5.

Our commercial vehicles business also had many challenges including a significantly higher level of competitive intensity from Bharat Benz, The Eicher Volvo partnership, Mahindra & Mahindra and Ashok Leyland’s new product portfolio.

6.

This required us to invest significantly in new products as well as future investments in new technologies to meet the regulatory environment. Product gaps in our portfolio enabled our competitors to nibble away at our market share

7.

Tata Motors Finance had also been used to aggressively finance select models leading to a higher proportion of NPAs in the portfolio which had a knock-on effect of a depressed second hand market value further challenging new sales.

Most importantly, Tata Motor employees had suffered the instability of four Managing Directors in the last 10 years. Hence it was very important that we found the right candidate with global experience, yet having worked in a multi-cultural environment and committed to a transformation within the company.

Strategic initiatives to regain lost ground

1.        Building a strong and exciting product pipeline

Passenger Vehicles

a.

Tiago, was the first of our products designed with the new Impact design language and achieving a higher quality standard than its peer set as rated by many reviews and reflected in the significant demand. Today, the Tiago has a waiting period of over 4 months and was recently awarded by Overdrive as the Best Compact Car for the year 2016. The credit for this must surely go to the creativity and dedication of our design, engineering and marketing teams.

b.

The Kite 5, the Hexa and a new compact SUV is expected to be launched in the near future. All of them were shown at the Auto Expo in Delhi and received significant interest from potential customers. Hexa is now undergoing customer trials and has extensive reviews, clearly showing that the product line is a step jump ahead of the past and its competitors.

c.	The company will soon unveil its new platform strategy which will ensure competitiveness and access to the latest global technology.

Commercial Vehicles

a.

Tata Motors, under the World Truck Platform had developed the Prima range of trucks. These were exceptionally capable vehicles for the Global market but had a high price differential from the existing portfolio. During the last three years, we have value–engineered Prima significantly, bringing out the Prima–LX range, while ensuring the high quality of the product. We have also recently launched a new Signa range of commercial vehicles that provides a superior platform to our customers at a lower price point, while not compromising on cabin comfort, driveability, ergonomics and providing new telematics solutions.

Also, in the LCV / ICV segment, the company launched the Ultra range of trucks to good reviews. There is also a rich pipeline of products in the SCV and LCV segment that will come out in the future. The product gaps, which were a result of underinvestment in the past, are being bridged and this will augur well for the company in the future.

2.

Quality issues and impact on brand perception. Tata Motors had been historically securing very low rankings in the J.D. Power Initial Quality Study (IQS) on quality. These issues were arising from gaps in manufacturing, supplier quality processes and lack of robust quality assurance protocols during the product development process. To address these, several quality initiatives were put in place, including the World Class Quality practices. These were being taken up in 5 stages for all our manufacturing locations. The effort has been to evolve from a Defect Containment stage to a Zero-defect creation stage.

Our Factories have moved from Level 0 to Level 2 now and in J.D. Power IQS 2015, we moved up from 12th rank (2014) to 7th (2015). Additionally, Net Promoter Score (NPS) for the company has significantly improved in the past two years, a precursor to better consideration and conversion of the company’s products.

For the month of November, your company became the third in sales, overtaking Mahindra and Mahindra. While there is a long way to go, we are on the path to significant improvements.

3.

Improving Cost Structures: PVBU was significantly behind the industry benchmark in terms of cost structure. To address this, the Better Than Our Best (BTOB) initiative was initiated to first achieve our best cost position delivered in the past. Several cross-functional teams and review mechanisms were put in place to ideate and deliver stretched targets.

4.

Improve Sales Effectiveness and Customer Experience There was high attrition in sales force and dealer profitability was under pressure, leading to poor customer engagements. Initiatives were put in place to expand the network aggressively over time, with renewed focus on high demand centres. Initiatives were also on to tap specific revenue streams for better dealer profitability, improving showroom / service formats and mobile workshops were organised to train and deploy a digital sales force.

In October of this year, your company announced that it has achieved No 3 position in the J.D. Power 2016 India Customer Service Index Study. (It was 7th in 2011). The Company is among the most improved brand in its customer service levels with a formidable increase of 39 points, from 2015, scoring a total of 888, and with a mere difference of 13 points from the front-runners.

5.

Future proofing JLR: JLR is at a critical juncture. The decisions taken today will decide its future resilience. The company faces many challenges, but also many opportunities. The strategy at JLR has been to achieve scale as well as minimize currency and supply chain risks by investing in new facilities. Its lack of scale required it to invest disproportionately compared to the industry in new technologies that will help meet regulatory requirements and differentiate its products. All this has been done without leveraging the balance sheet and retaining adequate liquidity. The result is a stronger company that will reward the shareholders more consistently in the future.

On the back of the successful launch of the Jaguar XE and Jaguar F-Pace, the company also showcased the I-Pace concept SUV, an all-electric vehicle, at the recent Los Angeles Motor show. These products continue to demonstrate JLR’s global technology and design leadership.

All these actions have decelerated the cash requirements despite a drop in revenues. In addition, with the successful rights issue, the company has funded the required investments in new products. The improvements are showing green shoots now – in FY 16, the standalone PBT including other income etc. improved to ₹ 150 cr, compared to loss of ₹ 3,975 cr in FY 15.

The company continues to seek avenues to unravel its crossholding in group companies and exit strategically from unrelated businesses to generate funds for growth. The turnaround of Tata Motors is a long journey. While some of these initiatives have started to bear fruit, the others will take shape over the coming years. There has already been an improvement in the stock performance, which during the period 22nd Oct 2012 – 21st Oct 2016 fared better than the BSE Sensex.

Time period growth: Sensex: 49% TML: 106%

The transformation journey of Tata Motors would not have been possible without the support of our dealer partners, who have supported us through the tough times. Delivering on our roadmap for our company will be our way of thanking them for their unstinting support.

The Tata Motors team has been tirelessly working on our vision of the Automotive Industry, and they will give the world a glimpse of their view of the future at the 2017 Geneva Motor Show. I am confident that the work put in by the multiple teams of Tata Motors will redefine the very essence of the company you know today.

About Tata Motors

Tata Motors Limited is India’s largest automobile company, with consolidated revenues of INR 2,75,561 crores (USD 41.6 billion) in 2015-16. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 9 million Tata vehicles plying in India, Tata Motors is the country’s market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute “forward-looking statements”. Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.